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                                January 26, 2024

       Mingming Su
       Chief Strategy Officer & Director
       DouYu International Holdings Ltd
       20/F, Building A, New Development International Center
       No. 473 Guanshan Avenue
       Hongshan District, Wuhan, Hubei Province 430073
       People's Republic of China

                                                        Re: DouYu International
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38967

       Dear Mingming Su:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note your responses
to our prior comments regarding your treatment of    short-term
                                                        deposits    with
maturities of one year or less in your letters dated September 25, 2023,
                                                        November 9, 2023 and
January 12, 2024. However, based on the information provided, we do not necessarily
agree with your view that    short-term deposits    with maturities of
                                                        one year or less may be
treated as    cash items    for purposes of Section 3(a)(1)(C) of, and
                                                        Rule 3a-1 under, the
Investment Company Act of 1940 (the    Investment Company Act   ).
                                                        To the extent
applicable, in future filings, please ensure your risk factor disclosure reflects
                                                        the foregoing and
confirm your understanding of the same.
 Mingming Su
FirstName  LastNameMingming   Su
DouYu International Holdings Ltd
Comapany
January 26,NameDouYu
            2024       International Holdings Ltd
January
Page 2 26, 2024 Page 2
FirstName LastName
2. We note your response to prior comment 1 regarding the value of Amounts due from the
         VIEs pursuant to contractual arrangements.    Based on the information
provided, we do
         not necessarily agree with your view that the carrying value reflects fair value consistent with Section 2(a)(41) of the Investment Company Act. In addition, you indicate that the
         Commission has stated there is no single standard for determining the
  fair value    of an
         asset. We do not necessarily agree with this interpretation. As noted in footnote 3 in your response, the Commission has stated that it recognizes there is no single methodology for determining fair value; however, the rules for determining fair value are outlined in Rule
         2a-5 of the Investment Company Act. Further, the Rule 2a-5 adopting release (Release
         No. IC-34128) indicates that the methodology must be consistent with the principles of the valuation approaches laid out in ASC Topic 820, which is the standard for determining
         fair value. Ensure that, going forward, you will value    Amounts due
from the VIEs
         pursuant to contractual arrangements    in a manner consistent with
the Investment
         Company Act. Please confirm your understanding of the foregoing.
3. We appreciate the offer in your response to prior comment 2 to provide a written analysis from your U.S. counsel explaining to us, on behalf of the company,
counsel   s opinion
         regarding Section 3(b)(1) of the Investment Company Act for certain of the company's subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests that you ask your U.S. counsel to provide such analysis. We may have additional comments following receipt of the Section 3(b)(1) analysis.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Li He